363

Exhibit 4.2

Voting rights agreement

THIS VOTING RIGHTS AGREEMENT (the Agreement) was originally made on 26 May 2003 and is hereby amended and now reads as stated herein.

Parties:

1.	Aegon N.V., a public company under the laws of the Netherlands, having its seat in The Hague and its office address at Aegonplein 50, 2591 TV The Hague (the Company); and
2.	Vereniging Aegon, an association under the laws of the Netherlands, having its seat in The Hague and its office address at Aegonplein 50, 2591 TV The Hague (VA).

These parties are jointly referred to as the Parties and each as a Party.

Recitals:

(A)	When the Agreement was originally made, on 26 May 2003, it was called the “Preferred Shares Voting Rights Agreement”.
(B)	On 15 May 2013, the general meeting of shareholders the Company has approved a plan (the Preferred Shares Amendment Plan) which inter alia provided for an amendment of the Company’s articles of association which was effectuated by notarial deed dated 29 May 2013.
(C)	By said amendment of the Company’s articles, all of the Company’s then-existing preferred shares A and B were converted into a combination of common shares and common shares B (Common Shares B).
(D)	Also, article 41.1 of the Company’s articles of association was amended such that it now read as follows:

“Each Share confers the right to cast one vote.

However, a holder of Common Shares B must enter in a voting rights agreement with the Company providing that, save if exercising more votes is consistent with the terms of that voting rights agreement, it will only cast one vote for every forty (40) Common Shares B it holds. The Company will make such voting rights agreement publicly available on its corporate website. If, with respect to a particular vote at a General Meeting of Shareholders, a holder of Common Shares B intends to exercise more than one vote for every forty (40) Common Shares B that holder holds, it will inform the meeting of such intention prior to the vote being taken and observe the provisions of the voting rights agreement concerned.”

(E)	In connection with the foregoing, also in effectuation of the Preferred Shares Amendment Plan, the Parties have agreed to amend the Agreement such that it from 29 May 2013 it reads as stated herein.

It is agreed:

1.	Exercise of voting rights of common shares B
1.1	Except to the extent otherwise provided herein, VA may exercise one vote only for every 40 Common Shares B it holds from time to time.
1.2	VA reserves the right to exercise the “Full Voting Power” (as defined below) if a Special Cause (as referred to in clause 1.3) has occurred. For the purpose thereof Full Voting Power means the full voting power attaching to the Common Shares B pursuant to Article 41.1, first sentence, of the Articles of Association of the Company (i.e. one vote per share); however, the number of votes exercisable by VA in respect of Common Shares B in excess of the number of votes exercisable with respect to those shares pursuant to clause 1.1 is limited thus that it may not result in VA exercising in respect of its entire shareholding (taking its common shares and Common Shares B together) more than 32.64% of the voting rights attaching to all of the Company’s shares outstanding. The term “shares outstanding” as used herein does not include shares held by the Company or a subsidiary thereof, nor Common Shares B which cannot be voted pursuant to this Agreement.
1.3	As Special Causes may be regarded:
(a)	the launch or other commencement by any person or a group of persons of, or an approach, notice or announcement regarding the intention by any person or group of persons to launch or otherwise commence, a tender offer, exchange offer or other bona fide offer (any such offer a Tender Offer) to acquire directly or indirectly shares in the capital of the Company, which Tender Offer the Executive Board and the Supervisory Board of the Company have not explicitly and unequivocally supported publicly by press release or otherwise and which, if such Tender Offer succeeds, would or could result in the person or group of persons having a 15%-Interest (as defined in sub-clause (d) below);
(b)	a formal proposal or offer, or a notice or announcement regarding the intention to make a proposal or offer, by any person or group of persons to effect a merger or any other form of business combination directly or indirectly involving the Company or to acquire directly or indirectly all or a substantial part of the assets of the Company and its subsidiaries taken as a whole (any such proposal or offer a Business Combination Proposal), which Business Combination Proposal the Executive Board and the Supervisory Board of the Company have not explicitly and unequivocally supported publicly by press release or otherwise, whether such Business Combination Proposal is made to the Company, to holders of shares in the capital of the Company or to any subsidiary of the Company;

Annual Report on Form 20-F 2013

364	Additional information

(c)	the filing by any person or group of persons of any application or notification with any anti-trust, insurance or other regulatory authority in any jurisdiction in relation to or contemplation of any present or future Tender Offer or Business Combination Proposal which the Executive Board and the Supervisory Board of the Company have not explicitly and unequivocally supported publicly by press release or otherwise;
(d)	any person or group of persons (other than VA), including affiliates or associates of such person or the members of such group of persons, except with the explicit and unequivocal approval of both the Executive Board and Supervisory Board of the Company, having acquired, alone or together with others, an interest in the Company (whether through the ownership of voting shares of the Company, powers of attorney, agreements or other coordinated action or otherwise) as confers the right to exercise 15% or more of the votes which can be exercised on one of more resolutions proposed at any general meeting of shareholders of the Company (a 15%-Interest), or of any other circumstance on the basis of which VA or the Company reasonably believes that a person or a group of persons referred to above has acquired, can acquire or intends to acquire a 15%-Interest; or
(e)	any other circumstance in which, in the opinion of VA, VA not exercising the Full Voting Power would seriously harm the interests of the Company and the business connected with it.

For the purpose of the provisions in this clause 1.3, the term shares in the capital of the Company shall be understood to include all options on shares and rights convertible into shares, depositary receipts of shares and options thereon or rights convertible therein, participation certificates, profit certificates and all other forms of rights which, directly or indirectly, whether or not conditional, give or can give the rights to shares or other entitlement to the capital of the Company, issued from time to time by or with the cooperation of the Company.

1.4	Prior to VA using its right to exercise the Full Voting Power based on the foregoing, it shall announce the same in the general meeting of shareholders, which announcement shall include a statement with respect to the Special Cause which caused the exercise of the Full Voting Power. VA shall no longer make use of its right arising from a particular Special Cause to exercise the Full Voting Power if 6 months have lapsed after, with respect to the Special Cause concerned, the aforementioned announcement in the general meeting of shareholders of the Company was made.
1.5	VA may elect, after a Special Cause has occurred or commenced, to regard any related subsequent circumstance as a new Special Cause. In that case VA will make a new announcement in the general meeting of shareholders of the Company in accordance with the provision in Clause 1.2.
1.6	The Executive Committee of VA shall determine in its sole discretion whether and when an event or circumstance shall be regarded as a Special Cause.

2.	Governing law; resolution of disputes
2.1	The Agreement is governed and must be construed in accordance with the laws of the Netherlands (without regard to Dutch rules relating to conflicts of laws).
2.2	The Parties shall use their best endeavours to settle any dispute with respect to arising under the Agreement in an amicable way. In the event conciliation fails, all disputes in connection with the Agreement or any further agreements with respect to the subject matter hereof shall be submitted to the exclusive jurisdiction of a competent court of the Netherlands.

3.	Miscellaneous
3.1	The Agreement may be amended only by a written instrument signed by the Parties; provided that the Agreement can be amended on the part of the Company only pursuant to a resolution of the executive board which has been approved by the supervisory board and the general meeting of shareholders of the Company. No provision of the Agreement may be extended or waived orally, but only by a written instrument signed by the Party against whom enforcement of such extension or waiver is sought.
3.2	The Agreement constitutes a “voting rights agreement” as referred to in article 41.1 of the Company’s articles of association. The Agreement shall be publicly disclosed in the manner prescribed in the Company’s articles of association and made available at the office of the Company for inspection by shareholders.
3.3	The governing language of the Agreement is the Dutch language and all notices and other communications hereunder must be in Dutch.
3.4	If any one or more of the provisions of the Agreement or any portion thereof shall be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect or impair the validity, legality and enforceability of any other provision contained herein. The Parties agree that each of them shall negotiate in good faith to replace any such invalid, illegal or unenforceable provision(s) (or such portions thereof) with valid, legal and enforceable provision(s) that preserve as closely as possible the economic effect intended by the invalid, illegal or unenforceable provision(s).

IN WITNESS WHEREOF, the Parties have caused this instrument to be duly executed on 29 May 2013.

Aegon N.V.	Vereniging Aegon
Signed by: A.R. Wynaendts	Signed by: W.M. van den Goorbergh

Annual Report on Form 20-F 2013